14888 Auburn Sky Drive, Draper, UT 84020	Brian Higley
(801) 634-1984	Attorney at Law
brian@businesslegaladvisor.com	Licensed in Utah

February 9, 2024

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

Washington, DC 20549

Re:	Trans American Aquaculture, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 25, 2024
File No. 333-274059

Dear Ms. Bagley:

We are in receipt of your letter dated February 8, 2024, setting forth certain comments to the amended Registration Statement on Form S-1 (the “S-1”), which was filed on October 5, 2023 by Trans American Aquaculture, Inc., a Colorado corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 3 to Registration Statement on Form S-1 filed January 25, 2024

Government Regulation, page 40

1.	We note your revised disclosure in response to previous comment 11 and re-issue the comment in part. Please describe the relevant rules and regulations of the U.S. Food and Drug Administration to which your business is subject in this section of your prospectus. In this regard, including a hyperlink to guidance documents and regulatory information published by the FDA is not sufficient.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 4 to the Registration Statement on Form S-1 (the “Amendment”) which describes the relevant rules and regulations of the U.S. Food and Drug Administration to which the Company’s business is subject.

Financial Statements as of and for the three and nine months ended September 30, 2023

Note 3. Inventory, page F-11

2.	In light of the fact that you did not recognize any revenues for the sale of shrimp inventory in the twelve months ended September 30, 2023, please clarify the statement that the net realizable value is based on "subsequent actual sales." In that regard, we reference your statement that the net realizable value is partially based on "anticipated market prices when sold" and the disclosures throughout your filing that shrimp prices have continued to decline since 2022. Also, please expand your accounting policy disclosure to clarify whether feed costs are capitalized and to explain why no inventory valuation reserve is maintained to account for shrimp mortality.

RESPONSE: Concurrent with the filing herewith, the Company filed the Amendment which clarifies the statement that the net realizable value is baded on “subsequent actual sales.” In addition, the accounting policy disclosure has been expanded to clarify whether feed costs are capitalized and an explanation is given why no inventory valuation reserve is maintained to account for shrimp mortality.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:	Adam Thomas, CEO

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